UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED

MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST

(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.

6410 Poplar Avenue; Suite 900

Memphis, TN 38119

(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Longleaf Partners Fund Q2 2012 Review (at 6/30/12)	Net Assets	$8.2 B
	# of Positions	21
	Cash (as % of Assets)	3.1%
	Wtd Avg. Mkt Cap	$31.1 B

Q2 Performance Contribution
Top 3 Contributors	Stock Return	Portfolio Contribution
Disney	11%	0.44%
Travelers Cos.	9	0.39
Abbott Labs	6	0.25

Bottom 3 Contributors	Stock Return	Portfolio Contribution
Dell	-25%	-2.48%
Chesapeake Energy	-20	-1.33
CEMEX	-13	-0.78

Sector Weights
	Partners Fund	S&P 500
Financials	28.6%	14.4%
Consumer Discretion	19.2	11.1
Energy	12.0	10.8
Materials	10.3	3.3
Industrials	10.3	10.5
Telecom	5.0	3.2
Technology	4.7	19.7
Health Care	4.5	12.0
Consumer Staples	--	11.3
Utilities	--	3.7
Cash & Other	5.4
TOTAL	100%	100%

Portfolio Adjustments

New Positions:

•	Chesapeake Energy Preferred
•	Berkshire Hathaway Class B
•	Vivendi

Full Eliminations:

•	Colgate-Palmolive

Top Ten Holdings
Weight
Chesapeake Energy (common and preferred)	7.3%
Loews	6.9
DIRECTV	6.4
AON	6.0
CEMEX (common and bonds)	5.4
FedEx	5.3
Philips Electronics	5.0
Vulcan Materials	4.9
Bank of New York Mellon	4.8
Dell	4.7
Total	56.7%

Fund Performance at 6/30/12
	Since Inception (4/8/87)	20 Yr	10 Yr	5 Yr	3 Yr	1 Yr	YTD	QTD
Average Annual Returns
Partners Fund	10.66%	10.38%	4.62%	-3.47%	14.95%	-5.65%
S&P 500 Index	8.74	8.34	5.33	0.22	16.40	5.45
Cumulative Returns
Partners Fund	1,186.83%	620.73%	57.04%	-16.19%	51.87%	-5.65%	7.02%	-5.22%
S&P 500 Index	729.75	396.17	68.13	1.09	57.70	5.45	9.49	-2.75

This document is for institutional investors only. Top ten holdings do not reflect derivative investments. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view southeasternasset.com to see current performance, which may be lower or higher than the performance quoted, and the semi-annual report to shareholders for additional commentary. View southeasternasset.com/mutual_fund_documents/prospectus for the Fund’s Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds. The annual expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Disney was 4.7%, Abbott was 4.5%, Travelers was 4.4% and Intercontinental Hotels was 4.4% of the portfolio. Discussion of particular investments is not a recommendation to buy or sell any security. Funds Distributed by: Rafferty Capital Markets, LLC.

Longleaf Partners Fund
Investment Commentary	Q2 2012

Contributors

Disney: results were ahead of expectations with higher ad revenues at ESPN and the Disney channels, lower programming and production costs at ABC, and higher attendance and spending at the theme parks.

Travelers: among the top U.S. property/casualty insurers, the company beat earnings expectations, raised its dividend, and repurchased 6 million shares. A lower combined ratio reflected stronger pricing and solid underwriting.

Detractors

Dell: Dell’s disappointing earnings were primarily driven by a steeper decline than anticipated in notebook revenues. We lowered our appraisal to reflect slower notebook revenues and adjusted margin growth in the enterprise business to account for a larger sales force and the time lag to fully integrate acquired products. Our new appraisal equates to the company’s value a year ago. Results in the quarter supported the overall case for Dell transforming from low margin, declining hardware to growing, higher margin solutions. Enterprise grew 5% and represented over half of adjusted operating income. The broader migration to mobile and cloud computing will accelerate the transition pace. The company repurchased shares at a 4% annualized rate. Dell trades at less than 4.5 times free cash flow adjusting for the net cash.

Chesapeake: impacted by decade-low natural gas prices, governance questions, and concerns over 2012 cash needs that pressured the stock. The company owns some of the best oil and gas acreage in the U.S. at an extremely low cost. We became more active in the quarter to overhaul the board and encourage a focus on near-term financing and cost management. As a result, seven of the nine board members will have been pre-approved and/or submitted by Southeastern. This group is committed to prudently growing value per share and gaining recognition for that value. Following the governance transformation, we slightly increased our position via convertible preferreds which have an attractive yield and a convert price that is significantly below our appraisal.

Cemex: in spite of retreating in the quarter, Cemex remained among the Fund’s best performers for 2012. Results have been strong this year with increased volumes in the U.S. and South America and solid pricing in Mexico. The U.S. has turned EBITDA (earnings before interest, taxes, depreciation, amortization) positive for the first time since 2008, and the recent two year federal road bill extension will unlock needed funds for important highway projects. Additionally, Cemex and the banks that comprise half of its debt were renegotiating and extending terms at quarter end. We exchanged some of our equity for convertible bonds and swaps on those bonds to take advantage of the opportunity to move up the capital structure at an attractive yield to maturity and conversion price. We maintain a large percentage of Cemex’s upside while dramatically decreasing downside risk.

Outlook

The Fund primarily owns industry leaders with vested and capable corporate partners. The market’s macro-driven volatility continues to swing performance somewhat dramatically over short intervals but has provided opportunities to make important adjustments to existing holdings and to find new investment qualifiers. Likewise, many of our management partners are building value per share through repurchasing stock at deep discounts, taking advantage of “Mr. Market’s” manic moves. The Fund trades at an attractive P/V in the low-60%s, and we expect values to continue to increase.

Longleaf Partners Funds

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds

Our Competitive Advantages

Southeastern’s five advantages are:

Proven Investment Thirty-seven years of successful results across multiple equity universes using the same Discipline in-depth, rigorous, research discipline to assess business value, quality, and management competence

Proven Investment Thirty-seven years of successful results across multiple equity universes using the same Discipline in-depth, rigorous, research discipline to assess business value, quality, and management competence

Southeastern

Asset Management, Inc.

Advisor to

Longleaf

Partners

Funds

Firm Overview

Our thirty-seven year owner-operator model

Year Founded 1975

Locations Memphis, TN (Headquarters) London Singapore Sydney Tokyo

Employees 66 total

Ownership Independent 100% employee owned 18 principals

Assets Under Management at 6/30/12

Total AUM = $32.1 billion % Firm Separate Longleaf Mandate Assets AUM Accounts Funds

US large cap $17.2 B 54% $9.0 B $8.2 B

Global $9.9 B 31% $9.7 B $0.2 B US small cap $3.3 B 10% NA $3.3 B (closed) Non-US $1.7 B $0.3 B $1.4 B

5%

Total $32.1 B 100% $19.0 B $13.1 B

% Firm AUM 59% 41%

For Institutional Investors Only

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds

Our Clients, Our Partners

Long-term relationships with like-minded, diverse clients around the world

Relationships by Tenure Types of Clients

Total Separate Account Relationships = 150 Total Assets Under Management =$32.1 billion 41% Longleaf Funds Years 27% Private Pension

>20 27 8% Foundation/Endowment 8% Public Pension/Taft Hartley

10-20 48

6% Subadvisory 5-10 46 5% Sovereign Wealth

5% Other

0-5 29

Geographic Distribution

0 10 20 30 40 50 60

Number of Relationships Total Separate Accounts = $19.0 billion

58% United States 24% Europe 10% Asia/Australia 8% Canada

Data at 6/30/12

See tab for Southeastern’s client list

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds

Our Global Investment Team

Consistent leadership, deep cumulative knowledge, and a wide network of research contacts

Research Client Portfolio Management

Experience Tenure Location Experience Tenure Location

Mason Hawkins, CFA (CEO) 40 37 Memphis Fraser Marcus 36 3 Memphis/London Staley Cates, CFA (CIO) 27 26 Memphis Doug Burton 24 1 Sydney Jim Thompson, CFA 24 14 Memphis Lee Harper 19 19 Memphis Ken Siazon 18 6 Singapore Peter Montgomery 15 2 Memphis Scott Cobb 17 6 London Gary Wilson, CFA 14 10 Memphis Lowry Howell, CFA 17

6 Memphis Gwin Myerberg 8 4 London Jason Dunn, CFA 15 15 Memphis John Owen 6 2 Memphis Josh Shores, CFA 10 5 London

Trading

Ross Glotzbach, CFA 9 8 Memphis

Manish Sharma, CFA 5 3 Singapore

Experience Tenure Location

Brandon Arrindell 4 3 Memphis

Deborah Craddock, CFA 26 25 Memphis Jeff Engelberg, CFA 13 5 Memphis

Risk Management

ichael Johnson 13 2 Singapore Experience Tenure Location Doug Schrank 12 3 Memphis Ken Anthony 7 7 Memphis Jim Barton, CFA 21 14 Memphis

See tab for biographies

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds

Our Investment Beliefs

Fundamental disciplines over our three decades of investing

Our in-depth, conservative business appraisals underpin all decisions.

Long-term horizon provide us with “time horizon

Volatility offers us opportunity.

Margin of safety determines our entry and exit limits.

”Cheap” is–wenotwant sustainableenoughcompetitive advantages and value growth.

Our corporate management partners greatly impact our outcome.

Concentrated portfolios in our 18-22 best investments adequately diversify,

reduce risk, and improve return.

Build bottom-up, benchmark-agnostic portfolios to own the highest quality,

most discounted businesses.

Southeastern

Asset Management, Inc.

Advisor to

Longleaf

Partners

Funds

Selection Criteria: We Buy Businesses, Not Stocks

Qualitative and quantitative requirements

Good Business

?Understandable ?Financially sound

?Competitively entrenched

?Generates free cash flow which will grow

Good People

?Honorable and trustworthy ?Skilled operators ?Capable capital allocators ?Shareholder-oriented ?Properly incented

Good Price

*P/V=60% or less where intrinsic value is determined by: ?Present value of free cash flow in each business segment ?Net asset value ?Comparable business sales

Good

Business

Good People

Good Price

*P/V is price of stock divided by our appraisal of company

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 6

Our Sell Criteria

Long-term investment horizon, multi-year holding periods, low turnover. We sell when:

1) Price approaches current appraisal

2) Can substantially improve risk/return profile

Sell high P/V to fund substantially lower P/V; swap low P/V for low P/V with significantly higher quality

3) Business’ earnings power is permanently impaired

Reduce risk of “value trap” where intrinsic

4) Management proves incapable of building value and replacing leadership is not feasible Low chance of success in becoming active and using our size to effect change

Southeastern

Asset Management, Inc.

Advisor to

Longleaf

Partners

Funds

We Buy with a Large Margin of Safety

Margin of safety between price and conservative appraisal value

Value or Price per Share

$80

70 12% Growth of Corporate Intrinsic value/Share

Market Price/Share

60

50

40

30

20

29%Compound Annual return

10

Year1 Year 2 Year 3 Year 4 Year 5

Discount Scenarios

P/V at 5 Year Purchase CAGR

50% 29%

60 24

70 20

80 17

90 14 100 12

In this illustration, which does not reflect performance of any particular security, an investment purchased at $20 and sold at $70 in five years creates a 29% CAGR. This assumes that 12% comes from the business’ value growth, and 17% comes from the stock moving from half of value at the outset to full value in five years. Actual investment performance and returns are not guaranteed.

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 8

Our Investment Process: Disciplined and Repeatable

Thirty-seven years of in-depth research and rigorous decision process

Analysts Search for Investments (avg. 300-400/year)	Team Scrutinizes Case (avg. 100/year)	Team Approves New Holding (avg. 10-12/year)	Analyst Monitors Investment
▪ Look anywhere in universe of 3000+ stocks ▪ Investigate multiple sources including various screens ▪ Identify misunderstood, underfollowed, temporarily challenged, intensely disliked companies ▪ Regularly update wish list of 600 companies	▪ Review comprehensive analyst report ▪ Appoint Devil's Advocate (DA) ▪ Challenge investment thesis using team's cumulative experience ▪ Gain insight from our extensive network of industry competitors, clients, and others ▪ Visit management	▪ Require team agreement based on merits of case ▪ Target 5% position in applicable mandate(s) ▪ Determine cash source if necessary	▪ Update appraisal and thesis based on events and quarterly results ▪ Ongoing DA work ▪ Re-assign coverage if significant price or appraisal decline
Result : ▪ Name qualifies for team consideration, or ▪ Analyst continues to monitor	**Result:** ▪ Final appraisal and fully vetted case (diligence akin to private equity)	**Result:** ▪ Trading instructions	**Result:** ▪ Regular report; post-mortem after sale

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

9

Our Risk Management Processes

Risk = the possibility of permanent capital loss, not benchmark deviation, tracking error, or price volatility

1) Security selection process is our primary risk management tool.

Use qualitative and quantitative criteria to minimize market risk (with margin of safety) and business ownership risks including financial, competitive, regulatory, and legal

2) Portfolio construction and optimization process adheres to risk constraints.

Construction Populate with highest quality names below 60% P/V Target positions 18-22 names of 5% with occasional overweights Cash limit Hold cash if securities do not meet stringent criteria Industry limit 15-20% (3 direct competitors) Company ownership limit 15% in most cases

Optimization Trim positions at higher P/V and weighting; consider adding at P/V below 60%

3) Portfolio monitoring process reviews two areas. Implementation of research decisions and adherence to risk constraints

¡Daily review of portfolio tolerance limits using proprietary, customized systems

¡Weekly review of portfolios with cash flows

¡Monthly review of holdings and weightings

¡Quarterly mandate dispersion review Adherence to client guidelines

¡?Automated review of trade orders against hard coded restrictions

¡Monthly and quarterly review

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds

Southeastern Summary

As a research-driven investment firm, we are:

Business Owners Through public markets, own a limited number of companies with durable competitive strengths

Long-Term Investors Use short-term price fluctuations to acquire businesses with a large margin of safety

Disciplined Analysts Buy competitively entrenched, well-managed companies trading at deep discounts to conservative appraisals of intrinsic value (low “price-to-value” or “P/V”)

An Experienced, Global Team Guided by over three decades of consistent leadership, 11 analysts on three continents collaborate on all investment decisions

Partners with Our Clients Southeastern’s employees and related entities are the largest owners of the Longleaf Partners Funds. Employees must use funds advised by Southeastern to own public equities unless granted an exception

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 11

Longleaf Partners Fund Profile at 6/30/12

Fund Holdings Portfolio Details

% of Net Assets Inception 4/8/87

Chesapeake Energy (common & preferred) 7.3 % Net Assets $8.2 billion

Loews 6.9

DIRECTV 6.4 Dividend Yield 1.4%

AON 6.0 Weighted Average Market Cap $31.1 billion

CEMEX (common & bonds) 5.4

FedEx 5.3 YTD Expense Ratio 0.91%

Philips Electronics 5.0 Turnover (5 Year Average) 28%

Vulcan Materials 4.9

Bank of New York Mellon 4.8

Dell 4.7

Walt Disney 4.7

CONSOL Energy 4.7 Sector Weights v. Benchmark (stocks and bonds)

Abbott Laboratories 4.5 35%

Travelers Cos. 4.4 LLPF

30%

InterContinental Hotels 4.4 S&P 500

Level 3 Communications 4.1 25%

Liberty Media 3.7 20%

Berkshire Hathaway 3.0 Hundreds 15%

Franklin Resources 2.9 10%

Dell (options) 2.0 5%

Vivendi 0.9 0%

Willis Group 0.6

Cemex (swap) 0.4 Care

Cash and other 3.0 Info

Total 100.0% Consumer Discretion Consumer Staples Energy Financials Health Industrials Technology Materials Telecom Utilities

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 12

Partners Fund Performance

Portfolio Returns at 6/30/12 – Net of Fees



Total Returns
Average Annual Returns
LLPF
S&P 500
-5.22%
-2.75%
7.02%
9.49%
-5.65%
5.45%
14.95%
16.40%
-3.47%
0.22%
4.62%
5.33%
6.80%
4.77%
10.38%
8.34%
10.66%
8.74%
2Q
YTD
1 Year
3 Year
5 Year
10 Year
15 Year
20 Year
Since Inception 4/8/87

Cumulative Return

	2Q	YTD	1 Year	3 Year	5 Year	10 Year	15 Year	20 Year	Since Inception 4/8/87
LLPF	**-5.22 %**	**7.02 %**	**-5.65 %**	**51.87 %**	**-16.19 %**	**57.04 %**	**168.21 %**	**620.73 %**	**1,186.83 %**
S&P 500	-2.75	9.49	5.45	57.70	1.09	68.13	101.24	396.17	729.75

In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk.***
Funds distributed by Rafferty Capital Markets, LLC.

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

13

Partners Fund 5 Year Relative Returns Difference between LLPF and S&P 500 Index for rolling 5 year periods 4/8/87 – 6/30/12

-15. 0% -10. 0% -5. 0% 0. 0% 0% 5. 10. 0% 15. 0% 20. 0% Jun-92 Jun-93 Jun-94 S&P LLPF 500 Jun-95 Index Jun-96 Outperforms Jun-97 Outperforms Jun-98 Jun-99 Jun-00 Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12

*Partial year, initial public offering 4/8/87 Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: Partners Fund: -5.65%, -3.47%, 4.62%; S&P 500: 5.45%, 0.22%,5.33%. In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC. Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds 14

Partners Fund Yearly Performance

Calendar Year Performance Net of Fees at 6/30/12

Year	Net	S&P 500	Year	Net	S&P 500
1987*	-12.96%	-13.27%	2001	10.34%	-11.89%
1988	35.19%	16.61%	2002	-8.34%	-22.10%
1989	23.26%	31.69%	2003	34.80%	28.68%
1990	-16.35%	-3.10%	2004	7.14%	10.88%
1991	39.19%	30.47%	2005	3.62%	4.91%
1992	20.47%	7.62%	2006	21.63%	15.79%
1993	22.20%	10.08%	2007	-0.44%	5.49%
1994	8.96%	1.32%	2008	-50.60%	-37.00%
1995	27.50%	37.58%	2009	53.60%	26.46%
1996	21.02%	22.96%	2010	17.89%	15.06%
1997	28.25%	33.36%	2011	-2.85%	2.11%
1998	14.28%	28.58%	YTD	7.02%	9.49%
1999	2.18%	21.04%			
2000	20.60%	-9.10%			

**Partial year, initial public offering 4/8/87*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: Partners Fund: -5.65%, -3.47%, 4.62%; S&P 500: 5.45%, 0.22%, 5.33%. *In 1987, S&P 500 was available only at month-end; therefore, we used S&P 500s value at 3/31/87 to calculate S&P 500 performance since public offering. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price.* ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

15

Longleaf Partners Small-Cap Fund Profile at 6/30/12 Closed to new investors Fund Holdings % of Net Assets Texas Industries 8.8 % Madison Square Garden 6.6 Service Corporation 6.5 Lamar Advertising 5.3 Vail Resorts 5.0 The Washington Post 4.8 Martin Marietta Materials 4.7 tw telecom inc. 4.7 Saks 4.6 Level(3) Communications 4.2 Fairfax Financial 4.2 Scripps Networks 4.2 Everest Re 4.1 Quicksilver Resources 4.0 DineEquity 4.0 Wendy’s 3.9 Willis Group 3.7 Leucadia National 3.1 Potlatch 2.7 Markel 1.7 Cash & Other 9.2 TOTAL 100.0 % Portfolio Details Inception 2/21/89 Net Assets $3.3 billion Dividend Yield 1.0% Weighted Average Market Cap $3.2 billion YTD Expense Ratio 0.91% Turnover (5 year average) 27% Sector Weights v. Benchmark 50% LLSC 40% Russell 2000 30% Hundreds 20% 10% 0% EnergyCare Utilities Consumer Discretion Consumer Staples Financials Health Industrials Info Technology Materials Telecom Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds 16

Small-Cap Fund Performance

Closed to new investors

Portfolio Returns at 6/30/12 – Net of Fees



Total Returns
Average Annual Returns
LLSC
Russell 2000
2.96%
-3.47%
13.16%
8.53%
1.28%
-2.08%
23.33%
17.80%
1.83%
0.54%
9.42%
7.00%
9.70%
6.14%
12.18%
8.96%
10.54%
8.79%
2Q
YTD
1 Year
3 Year
5 Year
10 Year
15 Year
20 Year
Since Inception 2/21/89

Cumulative Return

LLSC	**2.96 %**	**13.16 %**	**1.28 %**	**87.60 %**	**9.47 %**	**146.13 %**	**300.82 %**	**896.49 %**	**938.15 %**
Russell 2000	-3.47	8.53	-2.08	63.46	2.73	96.75	144.52	456.50	614.69

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.*** *The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

17

Small-Cap Fund 5 Year Relative Returns Closed to new investors Difference between LLSC and Russell 2000 Index for rolling 5 year periods 2/21/89 – 6/30/12 0% -15. -10. 0% -5. 0% 0. 0% 0% 5. 0% 10. 15. 0% Jun-94 Jun-95 Jun-96 LLSC Jun-97 Jun-98 Outperforms Jun-99 Jun-00 Jun-01 Jun-02 Jun-03 Jun-04 Jun-05 Jun-06 Jun-07 Jun-08 Jun-09 Jun-10 Jun-11 Jun-12

*Partial year, initial public offering 2/21/89 * From public offering through 3/31/91, Fund was managed by a different portfolio manager. Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: Small-Cap Fund: 1.28%, 1.83%, 9.42%; Russell 2000: -2.08%, 0.54%, 7.00%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds’ Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund. The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC. Southeastern Asset Management, Inc. Advisor to Longleaf Partners Funds 18

Small-Cap Fund Yearly Performance

Closed to new investors

Calendar Year Performance Net of Fees at 6/30/12

Year	Net	Russell 2000	Year	Net	Russell 2000
1989*#	21.51%	9.06%	2005	10.75%	4.55%
1990*	-30.05%	-19.48%	2006	22.33%	18.37%
1991*	26.31%	46.04%	2007	2.80%	-1.57%
1992	6.87%	18.41%	2008	-43.90%	-33.79%
1993	19.83%	18.88%	2009	49.31%	27.17%
1994	3.64%	-1.82%	2010	22.32%	26.85%
1995	18.61%	28.45%	2011	1.79%	-4.18%
1996	30.64%	16.49%	YTD	13.16%	8.53%
1997	29.04%	22.36%			
1998	12.71%	-2.55%			
1999	4.05%	21.26%			
2000	12.80%	-3.02%			
2001	5.45%	2.49%			
2002	-3.74%	-20.48%			
2003	43.85%	47.25%			
2004	14.78%	18.33%			

*Partial year, initial public offering 2/21/89

* From public offering through 3/31/91, Fund was managed by a different portfolio manager.

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: Small-Cap Fund: 1.28%, 1.83%, 9.42%; Russell 2000: -2.08%, 0.54%, 7.00%. Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. **Please call (800)445-9469 or view southeasternasset.com for current performance or southeasternasset.com/misc/prospectus.cfm for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.** The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

19

Longleaf Partners International Fund Profile at 6/30/12 Holdings % of Net Assets CEMEX (common & bonds) 8.0 % Lafarge 7.9 ACS 7.7 Ferrovial 6.6 Cheung Kong 6.4 Philips Electronics 6.0 Manabi 5.1 Fairfax 4.9 Willis 4.9 C&C 4.7 Nitori 4.5 Hochtief 4.3 Ingersoll-Rand 3.7 Melco 3.7 Accor 2.5 Vodaphone 2.4 Genting Berhad 2.2 Carrefour 1.9 HRT 1.7 Vivendi 0.9 Henderson Land (swap) 0.5 Anglo American/Kumba Iron (swap) -0.6 Dell (options) -1.2 Cash and other 11.5 Total 100.0 % Portfolio Details Inception 10/26/98 Net Assets $1.4 billion Dividend Yield 2.0% Weighted Average Market Cap $14.0 billion YTD Expense Ratio 1.27% Turnover (5 year average) 38% Country Weights (stocks and bonds) Spain 14.2% Ireland 13.2% France 13.2% Hong Kong 10.1% Mexico 8.0% Brazil 6.8% Netherlands 5.9% Canada 4.9% Japan 4.5% Germany 4.3% Malaysia 2.2% UK 2.4%

International Fund Performance

Portfolio Returns at 6/30/12 – Net of Fees


Total Returns
Average Annual Returns
LLIN
MSCI EAFE
-9.34%
-7.13%
1.09%
2.96%
-22.31%
-13.83%
2.38%
5.96%
-7.33%
-6.10%
3.27%
5.14%
7.09%
3.11%
2Q
YTD
1 Year
3 Year
5 Year
10 Year
Since Inception 10/26/98

Cumulative Return

	2Q	YTD	1 Year	3 Year	5 Year	10 Year	Since Inception 10/26/98
LLIN	**-9.34 %**	**1.09 %**	**-22.31 %**	**7.32 %**	**-31.65 %**	**37.90 %**	**155.06 %**
MSCI EAFE	-7.13	2.96	-13.83	18.98	-26.99	65.13	51.96

In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. Funds returns do not reflect that deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index include reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges and expenses of the Fund.*** *The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

21

International Fund 5 Year Relative Returns

Difference between LLIN and MSCI EAFE Index for rolling 5 year periods since inception



20.0%
15.0%
10.0%
5.0%
0.0%
-5.0%
-10.0%
LLIN Outperforms
MSCI EAFE Index Outperforms
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
Dec-06
Jun-07
Dec-07
Jun-08
Dec-08
Jun-09
Dec-09
Jun-10
Dec-10
Jun-11
Dec-11
Jun-12

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: International Fund: -22.31%, -7.33%, 3.27%; EAFE: -13.83%, -6.10%, 5.14%. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. *Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy.* ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

22

International Fund Yearly Performance

Calendar Year Performance Net of Fees at 6/30/12

Year	Net	MSCI EAFE
1998*	9.02%	9.27%
1999	24.37%	26.96%
2000	25.93%	-14.17%
2001	10.47%	-21.44%
2002	-16.51%	-15.94%
2003	41.52%	38.59%
2004	10.21%	20.25%
2005	12.88%	13.54%
2006	17.07%	26.34%
2007	15.29%	11.17%
2008	-39.60%	-43.48%
2009	23.17%	31.78%
2010	13.69%	7.75%
2011	-20.29%	-12.14%
YTD	1.09%	2.96%

**Partial year, initial public offering 10/26/98*

Average annual total returns for the Fund and its benchmark for the one, five, and ten year period ended June 30, 2012 are as follows: International Fund: -22.31%, -7.33%, 3.27%; EAFE: -13.83%, -6.10%, 5.14%. In 1998, EAFE was available only at month-end; therefore, we use EAFE's value at 10/31/98 to calculate EAFE performance since public offering. *Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy.* ***Please call (800)445-9469 or view southeasternasset.com for current performance or http://www.southeasternasset.com/mutual_fund_documents/prospectus for the Funds' Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Fund.*** *The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk. Funds distributed by Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

23

Contact Information

US Address

Southeastern Asset Management, Inc. 6410 Poplar Avenue, Suite 900 Memphis, TN 38119 (901) 761-2474

Contact

John Owen ? jowen@SEasset.com

Web Address southeasternasset.com

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 24

Biographies

Research

O. Mason Hawkins, CFA	1974-75	Director of Research, First Tennessee Investment Management, Memphis
Chairman • Chief Executive Officer	1972-73	Director of Research, Atlantic National Bank, Jacksonville
Southeastern since 1975	1971	M.B.A. (Finance) University of Georgia
	1970	B.A. (Finance) University of Florida
G. Staley Cates, CFA	1986	Research Associate, Morgan, Keegan & Company, Memphis
President • Chief Investment Officer	1986	B.B.A. (Finance) University of Texas
Southeastern since 1986		
James E. Thompson, Jr., CFA	2009-2010	Senior Vice President and Team Leader, Cundill, Vancouver
Senior Analyst • Principal	2007-2009	Bryant Asset Management; Research Consultant to Southeastern Asset Management, Palo Alto, CA
1996-2007 and since 2010	1996-2007	Vice President, Southeastern Asset Management, Memphis, London
	1994-1995	Vice President, Salem Investment Counselors, Winston-Salem
	1991-1993	Director of Research, Wilmington Capital Management, Wilmington
	1987-1990	Senior Analyst, Wachovia Bank and Trust Co., Winston-Salem
	1986	M.B.A. University of Virginia
	1982	B.S. (Business Administration) University of North Carolina
Ken Ichikawa Siazon	1997-2006	Lehman Brothers, Singapore, Tokyo, Hong Kong
Senior Analyst • Principal	1994-1997	JP Morgan, Hong Kong, New York
Southeastern since 2006	1990-1992	Ford Motor Company, Tokyo
Based in Singapore	1989-1990	Fuji Bank, Tokyo
	1994	M.B.A. Harvard Business School
	1989	B.S. (Systems Engineering) University of Virginia

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
25

Biographies

Research (continued)

T. Scott Cobb	2004-2006	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2000-2004	Private Investor, Chapel Hill
Southeastern since 2006	1995-2000	CST Investments, LLC, Memphis
Based in London	1999	M.A. (Theological Studies) Covenant Theological Seminary
	1997	B.A. (History) University of Memphis
Lowry H. Howell, CFA	2000-2005	Security Analyst and Principal, Flippin, Bruce & Porter, Lynchburg
Senior Analyst • Principal	1995-2000	Equity Analyst, Associate Vice President, Southern Capital Advisors, Memphis
Southeastern since 2006	1996	M.S. (Accounting) Rhodes College
	1995	B.A. (Finance) Rhodes College
Jason E. Dunn, CFA	1999	B.A. (Business and Economics) Rhodes College
Senior Analyst • Principal		
Southeastern since 1997		
Josh Shores, CFA	2004-2007	Smith, Salley & Associates, Greensboro
Senior Analyst • Principal	2002-2004	Franklin Street Partners, Chapel Hill
Southeastern since 2007	2002	B.A. (Philosophy and Religious Studies) University of North Carolina
Based in London		
Ross Glotzbach, CFA	2003-2004	Corporate Finance Analyst, Stephens Inc., Little Rock
Senior Analyst • Principal	2003	B.A. (Economics) Princeton University
Southeastern since 2004		

Southeastern Asset Management, Inc.® *Advisor to Longleaf Partners Funds*

26

Biographies

Research (continued)

Manish Sharma, CFA	2009	Equity Research Intern, State Bank of India, Mumbai
Analyst	2008	Equity Research Intern, Weitz Funds, Omaha
Southeastern since 2010	2008	Equity Research Intern, MFS Investment Management, London
Based in Singapore	2006-2007	Senior Manager, American Express, New York
	2003-2006	Senior Analyst, Capital One Finance, Boise
	2009	M.B.A. University of Chicago
	2003	M.S. (Mechanical Engineering) Michigan State University
	2000	B. Tech. (Mechanical Engineering) Indian Institute of Technology
Brandon Arrindell	2008-2009	Investment Banking Analyst, Morgan Stanley, New York
Analyst	2008	B.A. (Economics) Harvard College
Southeastern since 2010		

Portfolio Risk Management

Jim Barton, Jr., CFA	1991-1998	Proprietary Futures/Options Trader, Louis Dreyfus Corp., Memphis
Head of Portfolio Risk Management • Principal	1990-1991	Professional Basketball Player, BG-07, Ludwigburg
Southeastern since 1998	1989	B.A. (History) Dartmouth College

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
27

Biographies

Client Portfolio Management

Fraser E. Marcus	2007-2009	Head Strategic Advisory Europe and Middle East, Lehman Asset Management, London
Head of Global Business Development		
Southeastern since 2010	2004-2007	Managing Partner, Dartmouth Capital Partners LLP, London
Based in Memphis/London	1999-2004	Managing Director, Co-Head Investment Banking, ING Barings, London
	1993-1999	Managing Partner, The Chief Executive Partnerships, London
	1979-1993	Managing Director, Investment Banking, Salomon Brothers, London, New York
	1976-1979	Vice President, Manufacturers Hanover Limited, London, New York.
	1976	B.A. (English and Mathematics) Dartmouth College
Doug Burton, CFA	2009-2011	Global Head of Client Service, CEO Americas, AXA Rosenberg, Orinda
Head of Australia/New Zealand	2005-2009	Managing Director, Australia/New Zealand, AXA Rosenberg, Sydney
Southeastern since 2011	1998-2005	Client Portfolio Manager, Head of Client Service, AXA Rosenberg, Orinda
Based in Sydney	1988 – 1998	Portfolio Manager, Deseret Mutual Benefit Administrators, Salt Lake City
	1997	M.A. (Economics) University of Utah
	1988	M.B.A. (Finance) Brigham Young University
	1986	B.S. (Economics) Brigham Young University
Lee B. Harper	1989-1993	Consultant, IBM, Memphis
Head of Client Portfolio	1985-1987	Business Analyst, McKinsey & Company, Atlanta
Management • Principal	1989	M.B.A. Harvard Business School
Southeastern since 1993	1985	B.A. (History and Communications) University of Virginia

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds
28

Biographies

Client Portfolio Management (continued)

Peter T. Montgomery	2006-2010	Senior Relationship Manager, Private Capital Management, Naples
Mutual Fund Institutional Client Manager	1997-2005	Relationship Manager, Trusco Capital Management, Atlanta
Southeastern since 2010	2002	M.B.A. (Finance) Georgia State University
	1994	B.S./B.A. (Economics) Western Carolina University

Gary M. Wilson, CFA	1998-2002	Associate, Citigroup, Tokyo
Client Portfolio Manager • Principal	1993-1994	Analyst, Baystate Financial Services, Boston
Southeastern since 2002	1998	M.A. (International Economics) Johns Hopkins School of Advanced International Studies
	1992	B.A. (History) Colgate University

Gwin Myerberg	2006-2008	Investor Relations, Thales Fund Management, New York
Client Portfolio Manager	2004-2006	Investor Relations, Twinfields Capital Management, Greenwich
Southeastern since 2008	2003-2004	Consultant, Deloitte and Touche, New York
Based in London	2003	B.C. (Finance and Marketing) McIntire School of Commerce, University of Virginia

John R. Owen, Jr.	2006-2010	Account Manager, DeMarche Associates, Inc., Kansas City
Client Portfolio Management Associate	2004-2006	Manager, Georgia-Carolina Manufacturing Co., Augusta
Southeastern since 2010	2001-2004	Analyst, Willamette Management Associates, Atlanta
	2001	B.S. (Management) Georgia Institute of Technology

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
29

Biographies

Trading

Deborah L. Craddock, CFA	1986-87	Sales Assistant, Robinson-Humphrey Co., Inc., Memphis
Head of Trading • Principal	1980	B.A. (Economics) Rhodes College
Southeastern since 1987		
Jeffrey D. Engelberg, CFA	2005-2007	Senior Trader, Fir Tree Partners, New York
Senior Trader • Principal	2001-2005	Convertible Bond Trader, KBC Financial Products, New York
Southeastern since 2007	1999-2000	Listed Equity Trader, Morgan Stanley, New York
	1999	M.B.A. Wharton School, University of Pennsylvania
	1998	B.S. (Economics) Wharton School, University of Pennsylvania
Michael A. Johnson	2007-2011	Senior Trader, Artio Global Investors
Senior Trader		(formerly Julius Baer Investment Management)
Southeastern since 2011	1999-2006	Vice President - Trading, Lazard Asset Management
	2005	M.B.A. Stern School of Business, New York University
	1998	B.A. (Economics and International Relations) Connecticut College
W. Douglas Schrank	2004-2009	Senior Trader, Para Advisors, New York
Senior Trader	2000-2004	Sell-side and Buy-side Trader, Goldman Sachs, New York
Southeastern since 2009	2000	B.A. (Political Science) Colgate University
Ken Anthony	2003-2005	Audit Associate, KPMG, Memphis
Trading Associate	2003	M.S. (Accounting) University of Mississippi
Southeastern since 2005	2002	B.S. (Accounting) University of Mississippi

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds
30

Representative Separate Account Client List

Private Pensions (77)

- American Airlines
- Bhs
- Cable & Wireless
- Cox Enterprises
- General Mills
- Kellogg Company
- Lloyds TSB
- LonzaAmerica
- Massey Ferguson
- Merchant Navy Officers
- Metal Box
- National Grid USA
- Nestle
- Northern Foods
- Northrop Grumman
- Ormet
- Pactiv
- Parker Hannifan
- Rollins
- Yorkshire & Clydesdale

Foundations / Endowments (52)

- Allegheny College
- American Legacy Foundation
- American Psychological Association
- Carnegie Institution of Washington
- Church Pension Fund
- Claremont McKenna
- Cornell University
- Georgia Tech
- Grinnell College
- Groton School
- Hamilton College
- The Kellogg Company Trust
- Loyola University
- Muriel Kauffman Foundation
- Temple University
- University of CO
- University of NE
- University of Pittsburgh
- University of Rochester
- Wellesley College
- Yawkey Foundation

Advisory & Subadvisory (18)

- Citadel
- Litman Gregory Masters' Select Equity Fund
- Litman Gregory Masters' Select Value Fund
- Longleaf Partners Funds (4)
- Vantagepoint Equity Income Fund
- Vantagepoint Aggressive Opportunities Fund

Healthcare Institutions (10)

- Dana-Farber Cancer Institute

Public Pensions & Taft Hartley (11)

Sovereign Wealth Funds (2)

Other (26)

At 6/30/12 Southeastern managed 196 accounts across 150 relationships. Clients on the list consist of separate institutional equity accounts representative of each category at 6/30/12. They are not selected because of investment performance. The listing is not intended to be a representation that the particular clients approve of Southeastern or the services provided.

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

31

Returns After Previous Periods of Underperformance

Our clients' patience has been rewarded following times when our style was out of favor

Southeastern Periods of Underperformance/Outperformance



1990
Longleaf Partners Fund
S&P 500
-20.10%
-1.11%
39.19%
30.47%
104.89%
54.55%
184.66%
115.46%
5 Quarters ended 12/31/90
1 Year Later
3 Years Later
5 Years Later
2000
Longleaf Partners Fund
S&P 500
-6.46%
35.25%
27.00%
-21.68%
27.63%
-40.95%
84.23%
-14.86%
7 Quarters ended 3/31/00
1 Year Later
3 Years Later
5 Years Later
2008
Longleaf Partners Fund
S&P 500
-55.48%
-37.85%
53.61%
26.47%
75.94%
48.59%
6 Quarters ended 12/31/08
1 Year Later
3 Years Later

Average Annual Returns at June 30, 2012

	1 Year	3 Year	5 Year	10 Year	Since Inception 04/08/87
Longleaf Partners Fund	**-5.65 %**	**14.95 %**	**-3.47 %**	**4.62 %**	**10.66 %**
S&P 500	5.45	16.40	0.22	5.33	8.74

For institutional investors only. *Performance shown is cumulative and net of fees. Each period shown above was taken from one of three larger groups of periods during which both absolute and relative returns were negative. From each group of periods, a representative period with the largest combined absolute and relative negative returns with a duration of at least 5 quarters was chosen. Current circumstances may not be comparable. A period in late 2011 also experienced both absolute and relative negative returns, but subsequent full-year performance measures are not yet available.*

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund's Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.*** *The annual expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.*

32

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Price-to-Value Arbitrage in US

Our strong outperformance following low P/V's

Longleaf Partners Fund

Historical P/Vs



90
80
70
60
50
40
30
Jun-93
Jun-94
Jun-95
Jun-96
Jun-97
Jun-98
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12

Shaded areas indicate P/V below 60

Longleaf Partners Fund

Average Cumulative Returns Following P/V Less Than 60%



90%
80
70
60
50
40
30
20
10
0
Longleaf Partners Fund
S&P 500
17.8%
6.4%
42.9%
17.9%
79.6%
38.4%
1 Year
3 Year
5 Year

	1 Year	3 Year	5 Year
Outperformance	11.49%	25.07%	41.14%
# of Observations	18	16	10

Average Annual Returns at June 30, 2012

	1 Year	3 Year	5 Year	10 Year	Since Inception 04/08/87
Longleaf Partners Fund	**-5.65 %**	**14.95 %**	**-3.47 %**	**4.62 %**	**10.66 %**
S&P 500	5.45	16.40	0.22	5.33	8.74

For institutional investors only. *The chart in this presentation shows cumulative returns for the Longleaf Partners Fund since 1993 where the quarter-end "price-to-value ratio" (P/V) was less than 60%. P/V compares prices of stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point and should not be construed as something more.* ***P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.***

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. ***Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund's Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.*** *The annual expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.*

33

Southeastern Asset Management, Inc.® Advisor to Longleaf Partners Funds

Price-to-Value Arbitrage outside US

Our strong outperformance following low P/V's

Longleaf Partners International Fund

Historical P/Vs



80
70
60
50
40
30
Jun-99
Jun-00
Jun-01
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12

Shaded areas indicate P/V below 60

Longleaf Partners International Fund

Average Cumulative Returns Following P/V Less Than 60%



100%
90
80
70
60
50
40
30
20
10
0
Longleaf Partners International Fund
MSCI EAFE
14.6%
4.8%
34.0%
16.2%
89.6%
63.9%
1 Year
3 Year
5 Year

	1 Year	3 Year	5 Year
Outperformance	**9.81%**	**17.79%**	**25.76%**
# of Observations	21	20	14

Average Annual Returns as of June 30, 2012

	1 Year	3 Year	5 Year	10 Year	Since Inception 10/26/98
Longleaf Partners Int'l Fund	**-22.31 %**	**2.38 %**	**-7.33 %**	**3.27 %**	**7.09 %**
MSCI EAFE	-13.83	5.96	-6.10	5.14	3.11

For institutional investors only. *The chart in this presentation shows cumulative returns for the Longleaf Partners International Fund for the quarter-end periods since inception where the "price-to-value ratio" (P/V) was less than 60%. P/V compares prices of stocks in a portfolio to Southeastern's appraisal of their intrinsic values. The ratio represents a single data point about a Fund and should not be construed as something more.* ***P/Vs do not guarantee future results, and we caution investors not to give this calculation undue weight.***

Fund returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Fund returns and those of the unmanaged index included reinvested dividends and distributions. Current performance may be lower or higher than the performance quoted. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Prior to 2010, the Fund used currency hedging as a routine investment strategy. ***Please call (800) 445-9469 or view southeasternasset.com for current performance or southeasternasset.com/mutual_fund_documents/prospectus for the Fund's Prospectus and Summary Prospectus, which should be read carefully before investing to understand investment objectives, risks, charges, and expense of the Funds.*** *The annual expense ratio for the Longleaf Partners International Fund is 1.37%. The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds distributed by: Rafferty Capital Markets, LLC.*

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

Flight to Certainty

Bond flows leaving discarded equities cheap for value buyers

Investors seeking a so-called safe haven have moved from equities to bonds, creating an attractive, long-term investment opportunity for business owners.

US Bond and Domestic Equity Mutual Fund Net Flows Since January 2008

In US $Billions

$ 60

U.S. Stock Funds Net Inflows Total Net Flows U.S. Bond Funds Net Inflows (01/01/08 to 04/30/12) 50 U.S. Stock Funds : $—263.4 Billion

40 U.S. Bond Funds : 886.7 Billion

Difference : $ 1.2 Trillion

30 20 10 0 (10) (20) (30)

(40)

08 08 08—08 09 09 09—09 10 10—10 10 11 11 11—11 12 12—Jan Apr—Jul Oct—- Jan—Apr Jul—Oct—Jan—Apr Jul Oct—Jan—- Apr Jul—Oct Jan—- Apr

Source: Morningstar Direct

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 35

Flight to Certainty

Return on equity higher than return on lending

Risk aversion has pushed the equity risk premium to extreme levels.

Spread Between S&P 500 Forward Earnings Yield and 10-Year Treasury Yield

10%

06/15/12:

Annualized Total Returns (%) 6.68% Positive Spread 8% After 12/31/53 (8.62% Positive Spread) 1 YR 3 YR 5 YR 6% S&P 500 53.4 29.1 22.4 10 YR T-Note 3.3 -0.1 0.8 Annualized Total Returns (%) After 12/31/78 (5.99% Positive Spread) 4% 1 YR 3 YR 5 YR S&P 500 20.5 14.9 17.7 10 YR T-Note 0.7 1.9 7.7 2% 0% -2% Positive Spread Negative Spread -4%

1953 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 •Price risk in the “safe havens”

•If bond yields revert to 50-year average, potential permanent loss of capital could be substantial upon sale

Sources: Yields and returns — Bloomberg LP, Federal Reserve, Ibbotson Associates Inc., and FactSet Research Systems Inc.; S&P earnings estimates — Sanford C. Bernstein & Co. LLC.

Note: S&P forward earnings yield calculated using the next year’s actual earnings/year-end price. 12/31/11 and 6/15/12 earnings yields use 2012 and blended 2012-13 earnings estimates.

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 36

Flight to Certainty Narrow list of 13 stocks account for nearly all of S&P 500’s 1 year return

Components of S&P 500 Return for 1 year ended 6/30/12

Contribution

Total To S&P % of S&P S&P 500 1 year return= 5.45% Company Name Return Return Return

Apple 73.98% 1.94% 35.63 % Philip Morris 36.00 0.36 6.59 Microsoft 20.87 0.35 6.48 Exxon Mobil 7.82 0.32 5.90 Wal-Mart 34.80 0.31 5.71 AT&T 20.26 0.31 5.64 IBM 15.91 0.29 5.25 Wells Fargo 21.90 0.28 5.08 Intel 24.34 0.26 4.85 Home Depot 50.29 0.26 4.80 Pfizer 16.32 0.26 4.73 Verizon 25.85 0.24 4.48 General Electric 14.56 0.24 4.32 Rest of the S&P 500 0.03 0.55 Total 5.45% 100.00%

Source: Factset; iShares S&P 500 Index Fund

Southeastern

Asset Management, Inc.

Advisor to Longleaf Partners Funds 37

Flight to Certainty

Equities showing significant undervaluation in "Value" vs. "Quality"

The spread between US "quality" stocks and US "value" stocks is close to the level reached in the financial crisis

US valuation spreads for "quality" stocks and "value" stocks



US Valuation Spreads
Current Percentiles
100%
80%
60%
40%
20%
0%
Value
Quality
Quality Valuation Spread
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
Value Valuation Spread
2.8
2.7
2.6
2.5
2.4
2.3
2.2
2.1
2.0
1.9
Cheap
Expensive
Quality
Value
Jun-02
Jun-03
Jun-04
Jun-05
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10
Jun-11
Jun-12

<u>Source</u>: UBS Investment Research (Lancetti, Sebastian. Quality factors in the US. *11 June 2012, from UBS Investment Research Global Quantitative Monitor*)
<u>Notes</u>: ***"Quality" is calculated using an equal-weighted combination of Return on Invested Capital, Gross Profit Margins, and Volatility (where high volatility equals low quality). "Value" is calculated using an equal-weighted combination of Earnings Yield, Book to Price Ratio, and Dividend Yield (all trailing).*** *Within each category, companies are ranked based on the above factors within their respective GICS sectors, and the rank is divided by the number of companies in each sector to provide a company factor score. Valuation spreads are calculated as the median book-to-price ratio among the one-third of companies with the highest combined factor scores / median book-to-price ratio among the one-third of companies with the lowest combined factor scores. The percentile chart above shows the large difference between current (6/29/12) and historical valuation spreads since 5/30/75.*

Intended for Southeastern institutional clients and their consultants only

Southeastern Asset Management, Inc.® | Advisor to Longleaf Partners Funds

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